EXHIBIT 4(c)

Form of Access Rider

Home Office located at: 4 Manhattanville Road, Purchase, New York 10577 Adm. Office located at: 4333 Edgewood Road N.E. Cedar Rapids, Iowa 52499 (319) 398-8511

WAIVER OF SURRENDER CHARGE RIDER

The Policy to which this Rider is attached is amended to include the following language:

At any time, you may withdraw all or a portion of the Policy Value without Surrender Charges.

This Rider is effective on the Policy Date and can only be terminated when the policy to which this Rider is attached terminates. This Rider is subject to all the terms and conditions of the policy not inconsistent herewith.

Signed for us at our home office.

/s/ Craig D. Vermie	/s/ MW Mullin
SECRETARY	PRESIDENT

RDR 4 507